UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-41823

Nvni Group Limited

P.O. Box 10008, Willow House, Cricket Square

Grand Cayman, Cayman Islands KY1-1001

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Change of Auditor

On April 25, 2024, the board of directors (the “Board of Directors”) of Nvni Group Limited (the “Company”), following the recommendation of the Board’s audit committee, appointed Grant Thornton Auditores Independentes Ltda. (“Grant Thornton”) as its independent registered public accounting firm, for the fiscal year ending December 31, 2023.

Deloitte Touche Tohmatsu Auditores Independentes Ltda. (“Deloitte”) served as the independent registered public accounting firm for Nuvini S.A., a corporation (sociedade por ações) duly incorporated and organized under the laws of Brazil, for the fiscal years ended December 31, 2022 and 2021, the annual periods prior to the reorganization whereby Nuvini S.A. became a wholly owned subsidiary of the Company. The Company dismissed Deloitte on April 25, 2024.

Deloitte’s audit report on the consolidated financial statements of Nuvini S.A. did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles, except for an explanatory paragraph in such report regarding substantial doubt about Nuvini S.A.’s ability to continue as a going concern as described in Note 2 to the consolidated financial statements.

During the fiscal years ended December 31, 2022 and 2021 and any subsequent interim period preceding Deloitte’s dismissal, there were no (a) disagreements between the Company and Deloitte or between Nuvini S.A. and Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to its satisfaction, would have caused Deloitte to make reference to the subject matter thereof in connection with its reports for such years, and (b) reportable events that would be required to be described under Item 16F(a)(1)(v) of Form 20-F in connection with the Company’s annual report on Form 20-F, except that in connection with Deloitte’s audits of consolidated financial statements of Nuvini S.A. as of and for the years ended December 31, 2022 and 2021, Deloitte advised management and the board of directors of Nuvini S.A. of material weaknesses in internal control over financial reporting. These material weaknesses were described in the Company’s Registration Statement on Form F-4 (333-272688) filed with the Securities and Exchange Commission on September 6, 2023, as amended. The above material weaknesses were discussed with Nuvini S.A.’s board of directors. The Company has not yet authorized Deloitte to respond to inquiries of Grant Thornton concerning these material weaknesses.

During the fiscal years ended December 31, 2022 and 2021 and any subsequent interim period prior to the engagement of Grant Thornton, neither the Company nor Nuvini S.A. (nor someone on behalf of the Company or Nuvini S.A.) consulted Grant Thornton regarding either (a) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s or Nuvini S.A.’s financial statements, and neither a written report was provided to the Company or Nuvini S.A. nor oral advice was provided that Grant Thornton concluded was an important factor considered by the Company or Nuvini S.A. in reaching a decision as to the accounting, auditing, or financial reporting issue; or (b) any matter that was the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16F of Form 20-F, or any reportable events as described in Item 16F(a)(1)(v) of Form 20-F.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NVNI GROUP LIMITED

Date: April 29, 2024	By:	/s/ Pierre Schurmann
	Name:	Pierre Schurmann
	Title:	Chief Executive Officer